EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent

The Community Financial Corporation

	Percentage	State of
Subsidiary	Owned	Incorporation

Community Bank of the Chesapeake	100%	Maryland

Tri-County Capital Trust I	100%	Delaware

Tri-County Capital Trust II	100%	Delaware

Subsidiaries of Community Bank of the Chesapeake

Community Mortgage Corporation of Tri-County	100%	Maryland